Exhibit 99.1

ReNew Announces Results for the Fourth Quarter

of Fiscal Year 2026 (Q4 FY26) and Twelve months,

both ended March 31, 2026

May 18, 2026: ReNew Energy Global Plc (“ReNew”, “the Company”, “we” or “our”) (Nasdaq: RNW, RNWWW), a leading decarbonization solutions company, today announced its unaudited consolidated IFRS results for Q4 FY26 and the fiscal year ended March 31, 2026 (“FY26”).

Operating Highlights:

•
As of March 31, 2026, the Company’s portfolio consisted of ~20 GWs (including 1.7 GW/6.2 GWh of BESS), compared to ~17.3 GWs as of March 31, 2025. Additionally, ReNew has 6.4 GW of solar module and 2.5 GW of solar cell manufacturing capacities and is expanding its solar cells manufacturing capacity by another 4 GW, which is expected to be operational by December 2026.
•
The Company’s commissioned capacity has increased 16.6% year-over-year to ~12.6 GWs (including 100 MW/250 MWh of BESS) as of March 31, 2026. Subsequently, the Company commissioned ~247 MWs, taking the total capacity as on date to ~12.8 GWs (including 100 MW/250 MWh of BESS).
•
Total Income (or total revenue) for FY26 was INR 150,635 million (US$ 1,605 million), compared to INR 109,070 million (US$ 1,162 million) for FY25. Net profit for FY26 was INR 10,385 million (US$ 111 million) compared to INR 4,591 million (US$ 49 million) for the fiscal year ended March 31, 2025 (“FY25”). Adjusted EBITDA for FY26 was INR 98,503 million (US$ 1,050 million), compared to INR 79,188 million (US$ 844 million) for FY25.
•
Total Income (or total revenue) for Q4 FY26 was INR 39,548 million (US$ 421 million), compared to INR 34,391 million (US$ 367 million) for Q4 FY25. Net profit for Q4 FY26 was INR 777 million (US$ 8 million) compared to net profit of INR 3,137 million (US$ 33 million) for Q4 FY25. Adjusted EBITDA for Q4 FY26 was INR 23,663 million (US$ 252 million), compared to INR 22,118 million (US$ 236 million) in Q4 FY25.
•
Revenue from the sale of power for FY26 was INR 88,196 million (US$ 940 million), compared to INR 81,606 million (US$ 870 million) for FY25. Revenue from the sale of power for Q4 FY26 was INR 18,358 million (US$ 196 million), compared to INR 18,414 million (US$ 196 million) for Q4 FY25.
•
Total Income (or total revenue) for FY26 from external sales of our solar module and cell manufacturing operations was INR 41,944 million (US$ 447 million), compared to INR 13,253 million (US$ 141 million) for FY25. Net profit and Adjusted EBITDA for FY26 from external sales of our solar module and cell manufacturing operations were INR 8,845 million (US$ 94 million) and INR 14,782 million (US$ 158 million) respectively, compared to INR 2,623 (US$ 28 million) and INR 4,212 (US$ 45 million) respectively for FY25.
•
Total Income (or total revenue) for Q4 FY26 from external sales of our solar module and cell manufacturing operations was INR 11,930 million (US$ 127 million), compared to INR 9,914 million (US$ 106 million) for Q4 FY25. Net profit and Adjusted EBITDA for Q4 FY26 from external sales of our solar module and cell manufacturing operations were INR 2,002 million (US$ 21 million) and INR 4,012 million (US$ 43 million), respectively, compared to INR 2,200 million (US$ 23 million) and INR 3,615 million (US$ 39 million) for FY25.

Note: the translation of Indian rupee amounts into U.S. dollars has been made at INR 93.83 to US$ 1.00. See note below for more information.

Key Operating Metrics

In Q4 FY26, we commissioned 1,035 MWs, which included 70 MWs of wind and 965 MWs of solar capacity. In FY26, we commissioned ~2.4 GWs, of which 0.6 GWs were wind, 1.7 GWs were solar and 25 MW/100 MWh of BESS. Subsequent to the end of the quarter, the Company commissioned ~247 MWs, taking the total commissioned capacity as of date to ~12.8 GWs (including 100 MW/250 MWh of BESS).

As of March 31, 2026, our total portfolio consisted of ~20 GWs (including 1.7 GW/6.2 GWh of BESS) and commissioned capacity was ~12.6 GWs (including 100 MW/250 MWh of BESS), of which ~5.6 GWs were wind, ~6.8 GWs were solar and 99 MWs were hydro. Our commissioned capacity increased by 16.6% year over year, net of the 600 MWs of assets sold in FY26 as part of our capital recycling strategy.

Electricity Sold

Total electricity sold in Q4 FY26 was 5,189 million kWh, an increase of 3.7% over Q4 FY25. Electricity sold in Q4 FY26 from wind assets was 2,192 million kWh, an increase of 19.8% from Q4 FY25. Electricity sold in Q4 FY26 from solar assets was 2,975 million kWh, a decrease of 5.1% over Q4 FY25. Electricity sold for Q4 FY26 from hydro assets was 22 million kWh, a decrease of 45.0% over Q4 FY25.

Total electricity sold in FY26 was 24,008 million kWh, an increase of 11.3% over FY25. Electricity sold in FY26 from wind assets was 12,093 million kWh, an increase of 17.9% over FY25. Electricity sold in FY26 from solar assets was 11,554 million kWh, an increase of 6.2% over FY25. Electricity sold in FY26 from hydro assets was 361 million kWh, a decrease of 17.0% from FY25.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for Q4 FY26 for wind assets was 18.3%, compared to 17.4% for Q4 FY25. The PLF for Q4 FY26 for solar assets was 22.7%, compared to 24.8% for Q4 FY25.

Our weighted average PLF for FY26 for wind assets was 26.3%, compared to 24.4% for FY25. The PLF for FY26 for solar assets was 21.9%, compared to 23.6% for FY25.

Total Income

Total Income for Q4 FY26 was INR 39,548 million (US$ 421 million), compared to INR 34,391 million (US$ 367 million) for Q4 FY25. Total income benefited from higher revenue driven by an increase in operational capacity, fair value gain on conversion of jointly controlled entity to subsidiary, higher LPS income, higher wind PLF and increase in external sales from our solar module and cell manufacturing operations, partially offset by absence of gain on sale of assets recognised in Q4 FY25 and lower solar PLF. Total Income includes finance income and fair value change in warrants of INR 1,635 million (US$ 17 million) and fair value gain on conversion of jointly controlled entity to subsidiary of INR 2,383 million (US$ 25 million).

Total Income (or total revenue) for Q4 FY26 from our solar module and cell manufacturing operations was INR 11,930 million (US$ 127 million), compared to INR 9,914 million (US$ 106 million) for Q4 FY25.

Total Income for FY26 was INR 150,635 million (US$ 1,605 million), compared to INR 109,070 million (US$ 1,162 million) for FY25. Total income benefited from higher revenue driven by an increase in operational capacity, fair value gain on conversion of jointly controlled entity to subsidiary, higher wind PLF and increase in external sales from our solar module and cell manufacturing operations, partially offset by revenue loss from sale of assets as part of our capital recycling strategy and lower solar PLF. Total Income for FY26 includes finance income and fair value change in warrants of INR 5,258 million (US$ 56 million), gain on sale of assets of INR 3,542 million (US$ 38 million) and fair value gain on conversion of jointly controlled entity to subsidiary of INR 2,383 million (US$ 25 million).

Total Income (or total revenue) for FY26 includes external income from our solar module and cell manufacturing operations amounting to INR 41,944 million (US$ 447 million), compared to INR 13,253 million (US$ 141 million) for FY25.

Raw Materials and Consumables Used (net of change in inventory)

Raw materials and consumables used for Q4 FY26 were INR 6,057 million (US$ 65 million), compared to INR 5,554 million (US$ 59 million) for Q4 FY25. Raw materials and consumables used are primarily attributable to external sales from our solar module and cell manufacturing operations.

Raw materials and consumables used for FY26 were INR 21,505 million (US$ 229 million), compared to INR 8,593 million (US$ 92 million) for FY25. Raw materials and consumables used are primarily attributable to external sales from our solar module and cell manufacturing operations.

Employee Benefits Expense

Employee benefits expense for Q4 FY26 was INR 2,245 million (US$ 24 million), compared to INR 1,207 million

(US$ 13 million) for Q4 FY25 due to an increase in headcount primarily attributable to our solar module and cell manufacturing operations.

Employee benefits expense for Q4 FY26 includes expense attributable to our solar module and cell manufacturing operations amounting to INR 522 million (US$ 6 million), compared to INR 298 million (US$ 3 million) for Q4 FY25.

Employee benefits expense for FY26 was INR 6,586 million (US$ 70 million), compared to 4,616 million (US$ 49 million) for FY25 due to an increase in headcount primarily attributable to external sales from our solar module and cell manufacturing operations.

Employee benefits expense attributable to external sales from our solar module and cell manufacturing operations for FY26 was INR 1,797 million (US$ 19 million), compared to INR 342 million (US$ 4 million) for FY25.

Other Expenses

Other Expenses for Q4 FY26 were INR 6,132 million (US$ 65 million), compared to INR 4,710 million (US$ 50 million) for Q4 FY25. The increase was primarily due to expenses related to external sales from our solar module and cell manufacturing operations, higher professional fees and travel-related expenditure.

Other Expenses for Q4 FY26 include expenses attributable to external sales from our solar module and cell manufacturing operations amounting to INR 1,425 million (US$ 15 million), compared to INR 612 million (US$ 7 million) for Q4 FY25.

Other Expenses for FY26 were INR 20,055 million (US$ 214 million), compared to INR 12,783 (US$ 136 million) for FY25. The increase was primarily due to external sales from our solar module and cell manufacturing operations, higher professional fees, higher operations and maintenance costs and travel-related expenditure.

Other Expenses for FY26 include expense attributable to our solar module and cell manufacturing operations amounting to INR 3,764 million (US$ 40 million), compared to INR 768 million (US$ 8 million) for FY25.

Finance Costs and Fair Value Change in Derivative Instruments

Finance costs and fair value change in derivative instruments for Q4 FY26 were INR 15,983 million (US$ 170 million), an increase of 9% over Q4 FY25. The increase in finance costs was primarily due to an increase in operational assets from Q4 FY25, and finance costs associated with manufacturing operations.

Finance costs and fair value change in derivative instruments for Q4 FY26 includes expense attributable to external sales from our solar module and cell manufacturing operations amounting to INR 1,345 million (US$ 14 million), compared to INR 234 million (US$ 2 million) for Q4 FY25.

Finance costs and fair value change in derivative instruments for FY26 were INR 61,754 million (US$ 658 million), an increase of 18% over FY25. The increase in finance costs was primarily due to an increase in operational assets from Q4 FY25, and finance costs associated with manufacturing operations.

Finance costs for our solar module and cell manufacturing operations for FY26 were INR 2,618 million (US$ 28 million), compared to INR 284 million (US$ 3 million) for FY25.

Net Profit

The net profit for Q4 FY26 was INR 777 million (US$ 8 million), compared to net profit of INR 3,137 million (US$ 33 million) for Q4 FY25. The decrease in profit is primarily driven by absence of gain on sale of assets recognised in Q4 FY25 and higher scale linked finance costs and depreciation, partially offset by contribution from external sales from our solar module and cell manufacturing operations and fair value gain on conversion of jointly controlled entity to subsidiary.

The net profit for FY26 was INR 10,385 million (US$ 111 million), compared to net profit of INR 4,591 million (US$ 49 million) for FY25, with the increase primarily driven by higher operating revenues, external sales from our solar module and cell manufacturing operations, fair value gain on conversion of jointly controlled entity to subsidiary and lower tax incidence, partially offset by higher scale linked financing costs and depreciation related to projects commissioned from Q4 FY25.

Adjusted EBITDA

Adjusted EBITDA for Q4 FY26 was INR 23,663 million (US$ 252 million), compared to INR 22,118 million (US$ 236 million) in Q4 FY25.

Adjusted EBITDA for Q4 FY26 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 4,012 million (US$ 43 million), compared to INR 3,615 million (US$ 39 million) for Q4 FY25.

Adjusted EBITDA for FY26 was INR 98,503 million (US$ 1,050 million), compared to INR 79,188 million (US$ 844 million) for FY25.

Adjusted EBITDA for FY26 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 14,782 million (US$ 158 million), compared to INR 4,212 million (US$ 45 million) for FY25.

Adjusted EBITDA is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY27 Guidance

The Company expects to complete the construction of 1.6 to 2.4 GWs by the fiscal year ending March 31, 2027 (“FY27”). The Company’s Adjusted EBITDA and Cash Flow to Equity guidance for FY27 are subject to weather and resource availability being similar to FY26. The Company anticipates continued net gains in sales of assets, which is part of ReNew’s capital recycling strategy, and has included INR 1-2 billion related to asset sales in the Adjusted EBITDA. The Company also expects external sales from our module and cell manufacturing operations and has included INR 10-12 billion of Adjusted EBITDA against such sales in this guidance.

Financial Year	Adjusted EBITDA	Cash Flow to equity (CFe)
FY27	INR 103 – INR 109 billion	INR 18 – INR 22 billion

Cash Flow

Cash generated from operating activities for Q4 FY26 was INR 19,485 million (US$ 208 million), compared to INR 19,008 million (US$ 203 million) for Q4 FY25. The increase was primarily driven by higher operating profit and lower taxes, partially offset by higher working capital deployment. Cash generated from operating activities for FY26 was INR 82,824 million (US$ 883 million), compared to INR 67,565 million (US$ 720 million) for FY25. The increase was driven primarily by higher operating profit and lower working capital deployment, partially offset by higher taxes paid.

Cash used in investing activities for Q4 FY26 was INR 27,131 million (US$ 289 million), compared to cash generated amounting to INR 7,408 million (US$ 79 million) for Q4 FY25. The increase in cash used was primarily on account of higher investment in property, plant and equipment and investment in deposits and mutual funds having maturity more than 3 months (net of redemption). Cash used in investing activities for FY26 was INR 106,537 million (US$ 1,135 million), compared to INR 74,164 million (US$ 790 million) used in FY25. The increase in cash used was primarily on account of higher investment in property, plant and equipment and investment in deposits and mutual funds having maturity more than 3 months (net of redemption), partially offset by absence of investment made in jointly controlled entities.

Cash used in financing activities for Q4 FY26 was INR 15,169 million (US$ 162 million), compared to cash used in financing activities of INR 7,492 million (US$ 80 million) in Q4 FY25. The increase in cash used was primarily on account of lower proceeds from interest-bearing loans and borrowings (net of repayments). Cash generated from financing activities for FY26 was INR 4,949 million (US$ 53 million), compared to INR 19,984 million (US$ 213 million) generated in FY25. The decrease was primarily due to lower proceeds from interest-bearing loans and borrowings (net of repayments) partially offset by proceeds from shares issued by subsidiaries.

Capital Expenditure

In Q4 FY26, we commissioned 965 MWs of solar and 70 MWs of wind projects for which our capex was INR 47,745 million (US$ 509 million).

In FY26, we commissioned ~1.7 GWs of solar, ~0.6 GWs of wind projects and 25MW/100MWh of BESS for which our capex was INR 135,576 million (US$ 1,445 million).

Liquidity Position

As of March 31, 2026, we had INR 80,629 million (US$ 859 million) of cash and cash equivalents, bank balances and investments in liquid funds. This included an aggregate of cash and cash equivalents of INR 22,845 million (US$ 243 million), bank balances other than cash and cash equivalents of INR 46,706 million (US$ 498 million), deposits with maturities of more than 12 months (forming part of other financial assets) of INR 3,792 (US$ 40 million), and investments in liquid funds amounting to INR 7,286 (US$ 78 million).

Net Debt

Net debt as of March 31, 2026, was INR 687,138 million (US$ 7,323 million). Net debt as of March 31, 2026, also includes investment from the joint venture partners for renewable energy projects in the form of convertible debentures amounting to INR 25,215 (US$ 269 million).

Receivables

Total receivables as of March 31, 2026, were INR 25,303 million (US$ 270 million), of which INR 6,882 million (US$ 73 million) was unbilled and others including receivables against external sales from our solar module and cell manufacturing operations. The Daily Sales Outstanding (“DSO”) from our Independent Power Producer ("IPP") business was 63 days as of March 31, 2026, as compared to 71 days as of March 31, 2025, an improvement of 8 days year on year.

Receivables from our solar module and cell manufacturing operations was INR 2,352 (US$ 24 million). The DSO from our manufacturing operations was 21 days as of March 31, 2026.

Cash Flow to Equity (CFe)

CFe for Q4 FY26 was INR (3,562) million [(US$ 38 million)] compared to INR (1,579) million [(US$ 17 million)] for Q4 FY25 due to higher non-cash items including fair value gain on conversion of jointly controlled entity to subsidiary of INR 2,383 million (US$ 25 million).

CFe for FY26 was INR 21,588 million (US$ 230 million) compared to INR 14,869 million (US$ 158 million) for FY25 due to higher Adjusted EBITDA partially offset by higher loan repayments and higher interest and tax paid.

Other matters

a)
On March 16, 2026, ReNew announced that its commercial and industrial platform, ReNew Green Energy Solutions Private Limited (“ReNew Green”) has secured a US$95 million equity investment led by LeapFrog Investments (“Leapfrog”), co-investors being Emerging Market Climate Action Fund (“EMCAF”) and Carlyle AlpInvest. The investor consortium acquired a stake of ~11.3% in ReNew Green. The investment proceeds of INR 8.83 billion (US$ 95 million) were received on April 02, 2026.
b)
On March 24, 2026, ReNew announced that it has agreed to sell its 100 MW/117.5 MWp solar project in Tamil Nadu to the Technique Solaire Group at an enterprise value of ~$49 million. A definitive agreement to this effect was signed on March 23, 2026, between JLT Energy 9, the India focused investment and acquisition arm and a wholly owned subsidiary of JLT Invest, France and ReNew Solar Power Private Limited for sale of ReNew Solar Energy (Rajasthan) Private Limited ("RSERPL"). The transaction is expected to close following the satisfaction of customary conditions and is projected to generate approximately US$ 24 million in cash inflows for ReNew, subject to closing adjustments.
c)
During FY 26, ReNew obtained the rights to control 3E NV and has started consolidating its affairs, which was a joint venture till last year and was classified as an Asset held for sale. The Company has carried out a provisional fair valuation of the said entity on the date of gaining control and has been consolidated from the said date. The investment in 3E NV as of March 31, 2025, has been reclassified from "Assets held for sale" to "Investment in jointly controlled entities".

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and fair value changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing, less (g) share in profit/(loss) of jointly controlled entities (h) finance income and fair value change in derivative instruments, and (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad Hoc payments and refinancing (including planned arrangements/borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew performance and the value of the business and the platform, and as an indicator of its success in generating an attractive risk-adjusted total return. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analyzing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference call information

A conference call has been scheduled to discuss the earnings results at 8:30 AM EST (6:00 PM IST) on May 18, 2026.

The conference call can be accessed live at: https://edge.media-server.com/mmc/p/my6fexir/or by phone (toll-free) by dialing:

US/Canada: (+1) 855 881 1339

France: (+33) 0800 981 498

Germany: (+49) 0800 182 7617

Hong Kong: (+852) 800 966 806

India: (+91) 0008 0010 08443

Japan: (+81) 005 3116 1281

Singapore: (+65) 800 101 2785

Sweden: (+46) 020 791 959

UK: (+44) 0800 051 8245

Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events.

Notes:

(1)
This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 93.83 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2026. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

(2)
The financial statements in this press release are not the Company’s statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the Company’s financial year ended March 31, 2026, have not yet been delivered to the Registrar of Companies for England and Wales. Statutory accounts for the Company’s financial year ended March 31, 2025 have been delivered to the Registrar in accordance with section 441 of the Companies Act 2006 and an auditor’s report has been made on them and was unqualified, did not include any reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report, and contained no statement under section 498(2) or (3) of the Companies Act 2006.

Forward Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results.

The Company’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by the Company outline certain of these risks and uncertainties which may cause actual results to differ. Forward-looking statements should be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew’s clean energy portfolio of ~20.2 GW (including 1.7 GW/6.2 GWh of BESS) on a gross basis as of May 18, 2026, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that are increasingly integral to addressing climate change. In addition, ReNew has 6.4 GW of solar module and 2.5 GW of solar cell manufacturing capacities and is expanding its solar cells manufacturing capacity by another 4 GW, which is expected to be operational by December 2026. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, X, and Instagram.

Press Enquiries

pr@renew.com

Investor Enquiries

ReNew | Anunay Shahi, Nitin Vaid | ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at March 31,
	2025	2026	2026
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	747,066	809,882	8,631
Intangible assets	36,217	41,086	438
Right of use assets	14,506	18,314	195
Investment in jointly controlled entities	4,250	375	4
Trade receivables	7,528	3,887	41
Investments	1,078	1,399	15
Other financial assets	6,497	10,472	112
Deferred tax assets (net)	7,073	10,319	110
Tax assets	8,770	8,787	94
Contract assets	2,724	3,393	36
Other non-financial assets	9,578	12,891	137
Total non-current assets	845,287	920,805	9,814
Current assets
Inventories	4,164	13,538	144
Trade receivables	16,740	20,207	215
Investments	264	7,286	78
Cash and cash equivalents	40,419	22,845	243
Bank balances other than cash and cash equivalents	40,099	46,706	498
Other financial assets	7,148	15,507	165
Contract assets	108	422	4
Other non-financial assets	5,476	8,772	93
	114,418	135,283	1,442
Assets held for sale	94	—	—
Total current assets	114,512	135,283	1,442
Total assets	959,799	1,056,088	11,255
Equity and liabilities
Equity
Issued capital	4,808	4,808	51
Share premium	154,204	155,365	1,656
Retained losses	(53,755)	(43,221)	(461)
Other components of equity	7,345	8,908	95
Equity attributable to equity holders of the parent	112,602	125,860	1,340
Non-controlling interests	18,510	18,536	198
Total equity	131,112	144,396	1,538
Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	582,307	520,192	5,544
Lease liabilities	8,282	11,343	121
Other financial liabilities	6,576	15,819	169
Provisions	9,484	10,569	113
Deferred tax liabilities (net)	24,481	27,127	289
Other non-financial liabilities	1,122	1,377	15
Total non-current liabilities	632,252	586,427	6,250
Current liabilities
Interest-bearing loans and borrowings
- Principal portion	140,711	247,575	2,639
- Interest accrued	5,405	5,046	54
Lease liabilities	977	1,090	12
Trade payables	8,173	19,206	205
Other financial liabilities	34,754	44,283	472
Tax liabilities (net)	378	286	3
Other non-financial liabilities	5,996	7,779	83
	196,394	325,265	3,467
Liabilities directly associated with the assets held for sale	41	—	—
Total current liabilities	196,435	325,265	3,467
Total liabilities	828,687	911,692	9,718
Total equity and liabilities	959,799	1,056,088	11,255

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended March 31,			For the year ended March 31,
	2025	2026	2026	2025	2026	2026
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	29,045	31,792	339	97,063	132,196	1,409
Other operating income	106	339	4	450	998	11
Late payment surcharge from customers	—	1,111	12	7	1,111	12
Finance income	1,005	1,634	17	4,572	5,074	54
Other income	4,164	4,671	50	6,383	11,072	118
Change in fair value of warrants	71	1	0	595	184	2
Total income	34,391	39,548	421	109,070	150,635	1,605
Expenses
Raw materials and consumables used	7,429	6,582	70	10,468	25,414	271
Change in inventories of finished goods	(1,875)	(525)	(6)	(1,875)	(3,909)	(42)
Employee benefits expense	1,207	2,245	24	4,616	6,586	70
Depreciation, amortisation and impairment	5,374	7,951	85	20,670	26,738	285
Other expenses	4,710	6,132	65	12,783	20,055	214
Finance costs and fair value change in derivative instruments	14,663	15,983	170	52,352	61,754	658
Total expenses	31,508	38,368	408	99,014	136,638	1,455
Profit before share of profit of jointly controlled entities and tax	2,883	1,180	13	10,056	13,997	149
Share of profit/(loss) of jointly controlled entities	132	(373)	(4)	(22)	(377)	(4)
Profit / (loss) before tax	3,015	807	9	10,034	13,620	145
Income tax expense / (income)	(122)	30	0	5,443	3,235	34
Profit for the period	3,137	777	8	4,591	10,385	111
Weighted average number of equity shares in calculating basic earnings per share	362,720,773	364,361,256	364,361,256	362,653,572	363,672,020	363,672,020
Weighted average number of equity shares in calculating diluted earnings per share	366,737,636	370,634,617	370,634,617	366,417,975	368,521,578	368,521,578
Earnings per share
Basic earnings attributable to ordinary equity holders of the Parent	8.20	1.60	0.02	10.92	27.60	0.29
Diluted earnings attributable to ordinary equity holders of the Parent	8.11	1.59	0.02	10.81	27.24	0.29

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended March 31,			For the year ended March 31,
	2025	2026	2026	2025	2026	2026
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit before tax	3,015	807	9	10,034	13,620	145
Adjustments to reconcile profit before tax to net cash flows	17,103	19,782	211	65,398	78,250	834
Working capital adjustments	1,575	1,372	15	(5,645)	(5,045)	(54)
Cash generated from operations	21,693	21,961	234	69,787	86,825	925
Income tax paid	(2,685)	(2,476)	(26)	(2,222)	(4,001)	(43)
Net cash generated from operating activities (a)	19,008	19,485	208	67,565	82,824	883
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(17,859)	(21,161)	(226)	(93,659)	(95,351)	(1,016)
Investment and redemption of deposits having residual maturity more than 3 months and mutual funds (net)	19,141	(4,822)	(51)	11,633	(17,226)	(184)
Disposal of subsidiaries, net of cash disposed	4,773	(2,746)	(29)	4,777	2,902	31
Others	1,353	1,598	17	3,085	3,138	33
Net cash generated/(used) in investing activities (b)	7,408	(27,131)	(289)	(74,164)	(106,537)	(1,137)
Cash flows from financing activities
Proceeds from Equity and Preference shares issued by subsidiaries	713	7	0	1,829	9,731	104
Proceeds and repayment of interest-bearing loans and borrowings (Net)	10,244	2,750	29	76,981	56,037	597
Interest paid (including settlement gain / loss on derivative instruments) and Others	(18,449)	(17,926)	(191)	(58,826)	(60,819)	(648)
Net cash generated/(used) from financing activities (c)	(7,492)	(15,169)	(162)	19,984	4,949	53
Net increase/ (decrease) in cash and cash equivalents (a) + (b) + (c)	18,924	(22,815)	(243)	13,385	(18,764)	(200)
Cash and cash equivalents at the beginning of the period	21,482	44,495	474	27,021	40,419	431
Cash and cash equivalent received on acquisition	-	107	1	-	107	1
Effects of exchange rate changes on cash and cash equivalents	13	37	0	13	62	1
Cash and cash equivalents at the end of the period	40,419	21,824	233	40,419	21,824	233

RENEW ENERGY GLOBAL PLC

Unaudited Non-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net profit to Adjusted EBITDA for the periods indicated:

	For the three months ended March 31,			For the year ended March 31,
	2025	2026	2026	2025	2026	2026
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Profit for the period	3,137	777	8	4,591	10,385	111
Less: Finance income	(1,005)	(1,634)	(17)	(4,572)	(5,074)	(54)
Add: Share in loss of jointly controlled entities	(132)	373	4	22	377	4
Add: Depreciation and amortisation	5,374	7,951	85	20,670	26,738	285
Add: Finance costs and fair value change in derivative instruments	14,663	15,983	170	52,352	61,754	658
Less: Change in fair value of warrants	(71)	(1)	(0)	(595)	(184)	(2)
Add: Income tax expense	(122)	30	0	5,443	3,235	34
Add: Share based payment expense and others	274	184	2	1,277	1,272	14
Adjusted EBITDA	22,118	23,663	252	79,188	98,503	1,050

Reconciliation of Cash flow to equity (CFe) to Adjusted EBITDA:

	For the three months ended March 31,			For the year ended March 31,
	2025	2026	2026	2025	2026	2026
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
				(INR)	(INR)	(USD)
Adjusted EBITDA	22,118	23,663	252	79,188	98,503	1,050
Add: Finance income	1,005	1,634	17	4,572	5,074	54
Less: Interest paid in cash	(14,097)	(13,712)	(146)	(43,493)	(49,185)	(524)
Less: Tax paid	(2,685)	(2,476)	(26)	(2,222)	(4,001)	(43)
Less: Normalised loan repayment	(8,534)	(8,167)	(87)	(23,614)	(25,723)	(274)
Add/ less: Other non-cash items	614	(4,504)	(48)	438	(3,080)	(33)
Total CFe	(1,579)	(3,562)	(38)	14,869	21,588	230